Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:

    Advantage Announces Release of Fourth Quarter and Year Ended
    December 31, 2005 Financial Results

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, March 9 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce the financial and operating results for the year ended December 31, 2005.
    A conference call will be held on March 10, 2006 at 9:00 a.m. MST
(11:00 a.m. EST). The conference call can be accessed toll-free at
1-877-407-9205. A replay of the call will be available from approximately
2:00 p.m. EST on March 10, until approximately midnight, March 17, 2006 and can be accessed by dialing toll free 1-877-660-6853. The account number is
286, conference ID number 195559 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

    2005 Highlights

    -  Production increased by 19% to 20,123 boe/d compared to 16,949 boe/d in 2004. Natural gas production volumes increased by 2% during the year averaging 78,561 mcf/d with crude oil and NGLs production rising by 72% to 7,029 bbls/d.

    -  Funds from operations in 2005 increased by 67% from $126.5 million to
       $211.5 million.

    -  Cash distributions paid to Unitholders totaled $3.12 per Unit representing an increase of 11% over 2004 and a payout ratio of 84%.
       Cash distributions in the fourth quarter of 2005 amounted to $43.3 million or $0.75 per Unit representing a payout ratio of 71%.

    -  Since inception Advantage has distributed $447.4 million or $11.83 per
       Unit.

    -  Net income for the year increased by 212% from $24.0 million in 2004 to $75.1 million in 2005.

    -  Proved plus probable ("P+P") reserve life index increased by 21% to
       12 years.

    -  Replaced 106% of annual production at an all-in Finding, Development &
       Acquisition ("FD&A") cost of $12.92 per P+P boe before consideration of future development capital. Including future development capital, the FD&A cost was $17.17 per P+P boe. Note that there were no acquisitions completed in 2005.

    -  The Fund drilled 53.6 net wells (102 gross) during 2005 achieving a success rate of approximately 95%.

    -  On December 9, 2005 Advantage began trading on the New York Stock
       Exchange under the symbol AAV. Unitholders will benefit from the substantial increase in liquidity that the NYSE listing provides as higher liquidity attracts a broader base of institutional and retail investors.

    -  On October 11, 2005 Standard & Poor's confirmed that it was proceeding with its previously announced schedule for including income trusts in the S&P/TSX Composite Index. Advantage was selected as one of the trusts added to the Index. The addition of income trusts to the Index is positive and we expect the move to result in a broader investment base for the trust sector which will increase liquidity and improve market efficiency.

    <<

    Financial and Operating Highlights

                                Three        Three
                               months       months         Year         Year
                                ended        ended        ended        ended
                              Dec. 31,     Dec. 31,     Dec. 31,     Dec. 31,
                                 2005         2004         2005         2004
                          ------------ ------------ ------------ ------------
    Financial ($000)
    Revenue before
     royalties            $   110,172  $    76,742  $   376,572  $   241,481
      per Unit(1)         $      1.91  $      1.68  $      6.65  $      5.89
      per boe             $     62.35  $     39.96  $     51.27  $     38.92
    Funds from
     operations           $    60,906  $    34,811  $   211,541  $   126,478
      per Unit(2)         $      1.06  $      0.75  $      3.72  $      3.05
      per boe             $     34.47  $     18.12  $     28.80  $     20.39
    Net income            $    25,846  $     4,855  $    75,072  $    24,038
      per Unit(1)         $      0.45  $      0.11  $      1.33  $      0.59
    Cash distributions    $    43,265  $    35,208  $   177,366  $   117,655
      per Unit(2)         $      0.75  $      0.75  $      3.12  $      2.82
    Payout ratio(3)               71%         101%          84%          93%
    Working capital
     deficit                                        $    31,612  $    56,408
    Bank indebtedness                               $   252,476  $   267,054
    Convertible debentures                          $   135,111  $   148,450
    Operating
    Daily production
      Natural gas (mcf/d)      72,587       84,336       78,561       77,188
      Crude oil and NGLs
       (bbls/d)                 7,106        6,815        7,029        4,084
      Total boe/d (6:1)        19,204       20,871       20,123       16,949
    Average prices
     (including hedging)
      Natural gas
       ($/mcf)           $      10.67  $      6.09  $      7.98  $      6.08
      Crude oil & NGLs
       ($/bbl)           $      59.53  $     47.05  $     57.58  $     46.58
    Proved plus probable
     reserves(4)
      Natural gas (bcf)                                   286.9        296.9
      Crude oil & NGLs
       (mbbls)                                           36,267       34,316
      Total mboe                                         84,082       83,799
      Reserve life index(5)                                12.0          9.9
    Supplemental (000)
    Trust Units
     outstanding - end of
     year                                                57,846       49,675
    Trust Units issuable
      Convertible
       Debentures                                         6,819        7,602
      Exchangeable Shares                                   122        1,450
      Trust Unit rights                                     310          310
    Trust Units
     outstanding and
     issuable - end of
     year                                                65,097       59,037
    Weighted average
     Trust Units
     outstanding               57,625       45,788       56,593       41,008

    (1) based on weighted average Trust Units outstanding
    (2) based on Trust Units outstanding at each cash distribution record date
    (3) payout ratio represents the cash distributions declared for the period as a percentage of funds from operations
    (4) proved plus probable reserves represents company interest reserves before royalty burdens and including royalty interest receivable
    (5) based on year end exit production rates

                     MANAGEMENT'S DISCUSSION & ANALYSIS

    The following Management's Discussion and Analysis ("MD&A"), dated as of
March 7, 2006, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we"
or "our") for the year ended December 31, 2005 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with
Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

    Non-GAAP Measures

    The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
    Funds from operations as presented is based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

                                                     Year ended   Year ended
                                                    December 31, December 31,
    ($000)                                                 2005         2004
    -------------------------------------------------------------------------
    Cash provided by operating activities           $   186,606  $   125,325
    Expenditures on asset retirement                      2,025          673
    Changes in non-cash working capital                  22,910          480
    -------------------------------------------------------------------------
    Funds from operations                           $   211,541  $   126,478
    -------------------------------------------------------------------------

    Forward-Looking Information

    The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    Overview

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Funds from
     operations
     ($000)       $ 60,906  $ 34,811       75%  $211,541  $126,478       67%
      per Trust
       Unit(1)    $   1.06  $   0.75       41%  $   3.72  $   3.05       22%
    Net income
     ($000)       $ 25,846  $  4,855      432%  $ 75,072  $ 24,038      212%
      per Trust
       Unit
       - Basic    $   0.45  $   0.11      309%  $   1.33  $   0.59      125%
       - Diluted  $   0.45  $   0.11      309%  $   1.32  $   0.58      128%

     (1) Based on Trust Units outstanding at each cash distribution record date.

    Funds from operations increased 75% for the three months and 67% for the year ended December 31, 2005, as compared to the same periods of 2004. The growth in funds from operations has been primarily due to increased production through acquisitions and development activity combined with continued strong commodity prices. These factors have also positively impacted net income which increased 432% for the three months and 212% for the year ended December 31,
2005, as compared to 2004. Net income per Trust Unit increased 309% for the three months and 125% for the year ended December 31, 2005. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity
Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

    Cash Distributions and Unitholder Taxability

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Cash
     distributions
     declared
     ($000)       $ 43,265  $ 35,208       23%  $177,366  $117,655       51%
      per Trust
       Unit(1)    $   0.75  $   0.75         -  $   3.12  $   2.82       11%
    Payout
     ratio (%)         71%      101%     (30)%       84%       93%      (9)%

    (1) Based on Trust Units outstanding at each cash distribution record date.

    Cash distributions are determined by Management and the Board of
Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the
Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders. However, it is also our objective to continue growing the
Fund.
    Total distributions increased 23% for the three months ended and 51% for the year ended December 31, 2005. The higher total distributions reflect the continued growth and development of the Fund. Cash distributions per Trust
Unit were $0.75 for the three months ended December 31, 2005 and 2004. For the year ended December 31, 2005, cash distributions per Trust Unit were $3.12, representing an increase of 11% compared to 2004. The increase in annual distributions per Trust Unit was primarily achievable due to the significant increase in funds from operations. Funds from operations per Trust Unit was
$1.06 for the three months and $3.72 for the year ended December 31, 2005, representing increases of 41% and 22%, respectively. The considerably higher funds from operations have allowed us to sustain a higher level of distributions to the Unitholder while also reducing the payout ratio to 71%
for the three months ended December 31, 2005. During the fourth quarter and the year ended December 31, 2005, funds from operations were reduced by
$7.1 million and $14.0 million, respectively, for realized hedging losses.
Excluding these realized hedging losses, Advantage's payout ratio for the fourth quarter would have been 64% and 79% for the year ended December 31,
2005. The hedges were concluded October 31, 2005 which allowed the Fund to realize the full benefit of the resulting high commodity prices during the remainder of the fourth quarter of 2005.
    For Canadian holders of Advantage Trust Units, the distributions paid for
2005 were 60% non-taxable return of capital and 40% taxable. For U.S.
unitholders, distributions paid during 2005 were 56% non-taxable return of capital and 44% taxable. All Unitholders of the Fund are encouraged to consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

    Revenue

                   Three months ended                Year ended
                       December 31                   December 31
    ($000)            2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Natural gas
     excluding
     hedging      $ 78,001  $ 51,539       51%  $238,902  $181,571       32%
    Realized
     hedging
     losses         (6,749)   (4,294)      57%   (10,063)   (9,711)       4%
    -------------------------------------------------------------------------
    Natural gas
     including
     hedging      $ 71,252  $ 47,245       51%  $228,839  $171,860       33%
    -------------------------------------------------------------------------
    Crude oil and
     NGLs excluding
     hedging      $ 39,318  $ 29,497       33%  $151,639  $ 69,621      118%
    Realized
     hedging
     losses           (398)        -         -    (3,906)        -         -
    -------------------------------------------------------------------------
    Crude oil and
     NGLs including
     hedging      $ 38,920  $ 29,497       32%  $147,733  $ 69,621      112%
    -------------------------------------------------------------------------
    Total
     revenue      $110,172  $ 76,742       44%  $376,572  $241,481       56%
    -------------------------------------------------------------------------

    Petroleum and natural gas revenues have increased significantly for the three months and year ended December 31, 2005. The main contributing factors include increased crude oil and natural gas liquids ("NGLs") production and the considerable strength of commodity prices. The increased revenues have been partially offset by realized hedging losses experienced during the applicable periods. The hedges were concluded October 31, 2005.

    Production

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Natural gas
     (mcf/d)        72,587    84,336     (14)%    78,561    77,188        2%
    Crude oil
     (bbls/d)        5,900     5,723        3%     5,854     3,340       75%
    NGLs (bbls/d)    1,206     1,092       10%     1,175       744       58%
    -------------------------------------------------------------------------
    Total (boe/d)   19,204    20,871      (8)%    20,123    16,949       19%
    -------------------------------------------------------------------------
    Natural gas
     (%)               63%       67%      (4)%       65%       76%     (11)%
    Crude oil (%)      31%       28%        3%       29%       20%        9%
    NGLs (%)            6%        5%        1%        6%        4%        2%

    Natural gas production decreased 14% for the three months and was modestly higher for the year ended December 31, 2005, as compared to 2004.
Crude oil production increased 3% for the three months and 75% for the year ended December 31, 2005. NGLs production increased 10% for the three months and 58% for the year ended December 31, 2005. The Fund's total daily production averaged 19,204 boe/d for the fourth quarter, a decrease of 8%, and
20,123 boe/d for the year ended December 31, 2005, an increase of 19%, as compared to the same periods of 2004. Due to the Fund's active capital development program, production additions have been partially offset by high initial production declines that are normally experienced with new production.
This situation is clearly evident from the 8% decrease in production for the fourth quarter of 2005 as compared to the prior year. A significant portion of this decline was attributable to the areas of Bantry, Medicine Hat, and
Shouldice where Advantage pursued an intense 2004 drilling program. However, as the areas mature, per well production levels will stabilize with lower rates of decline. Furthermore, Advantage disposed of some minor non-core areas in 2005 that attributed to 2% of the decrease. Additional production challenges encountered by Advantage through 2005, as well as the entire sector, has included delays in production additions due to extremely wet field conditions during the spring of 2005, plant turnarounds, maintenance programs and drilling and service rig availability.
    The growth in annual production from 2004 was primarily the result of the property acquisition from Anadarko Canada Corporation ("Anadarko") on
September 15, 2004 and the acquisition of Defiant Energy Corporation
("Defiant") on December 21, 2004. Production increases were also realized due to Advantage's ongoing development program, especially relating to production additions at Nevis, Alberta. Advantage's production continues to be primarily natural gas weighted representing 63% of total production. However, crude oil and NGLs production has increased to 37% of total production in the fourth quarter of 2005. This has enabled the Fund to benefit from the significant increase in crude oil commodity prices that has occurred over that period of time. Advantage exited 2005 producing approximately 72.4 mmcf/d of natural gas, 5,900 bbls/d of crude oil, and 1,200 bbls/d of NGLs resulting in total estimated production of 19,200 boe/d.

    Commodity Prices and Marketing

    Natural Gas

                   Three months ended                Year ended
                       December 31                   December 31
    ($/mcf)           2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Realized
     natural gas
     prices
      Excluding
       hedging    $  11.68  $   6.64       76%  $   8.33  $   6.43       30%
      Including
       hedging    $  10.67  $   6.09       75%  $   7.98  $   6.08       31%
    AECO monthly
     index        $  11.68  $   7.09       65%  $   8.49  $   6.79       25%

    Realized natural gas prices, excluding hedging, increased 76% for the three months and 30% for the year ended December 31, 2005, as compared to
2004. The most significant development during the year that placed increased pressure on natural gas prices was Hurricanes Katrina and Rita that ravaged the Gulf of Mexico during the third quarter. Significant damage was sustained by drilling platforms, production facilities, refineries and other facilities throughout the region. Production has been slow to recover and supply concerns continue with as much as 20% of production from the region still shut-in at year end. Despite the supply difficulty, natural gas prices began to weaken near the end of December and the weakness has continued into 2006 as mild winter weather persists throughout North America. This weather has helped to alleviate short-term supply concerns and uncertainty regarding adequacy of current natural gas inventory levels. However, we believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include
(i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued
tightness in supply that has resulted from increased demand and the decline in
North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the
Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

    Crude Oil and NGLs

                   Three months ended                Year ended
                       December 31                   December 31
    ($/bbl)           2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Realized crude
     oil prices
      Excluding
       hedging    $  61.11  $  47.27       29%  $  61.02  $  47.62       28%
      Including
       hedging    $  60.37  $  47.27       28%  $  59.20  $  47.62       24%

    Realized NGLs
     prices
      Excluding
       hedging    $  55.42  $  45.88       21%  $  49.54  $  41.91       18%

    Realized crude
     oil and NGLs
     prices
      Excluding
       hedging    $  60.14  $  47.05       28%  $  59.10  $  46.58       27%
      Including
       hedging    $  59.53  $  47.05       27%  $  57.58  $  46.58       24%

    WTI ($US/bbl) $  60.04  $  48.28       24%  $  56.61  $  41.43       37%
    $US/$Cdn
     exchange
     rate         $   0.85  $   0.82        4%  $   0.83  $   0.77        8%

    Realized crude oil and NGLs prices, excluding hedging, increased 28% for the three months and 27% for the year ended December 31, 2005, as compared to the same periods of 2004. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. The price of
WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced whereby WTI has increased 24%
for the three months and 37% for the year ended December 31, 2005, compared to
2004. Many developments during the quarter and year have resulted in this price increase, including significant geopolitical issues and Hurricanes
Katrina and Rita, which pushed WTI in relative terms to record levels not experienced in over two decades. Production levels have been slower to recover from the devastation of hurricane season than anticipated with considerable production still shut-in at year end. Additional concerns have also been raised regarding the lack of growth of North American refining capacity and the continued strength of global demand. These key issues persist and will continue to impact overall commodity prices. With the current high price levels, it is notable that demand has remained considerably resilient and the economy does not appear to be adversely impacted. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and
Nigeria, (iii) increased world wide demand, particularly in China and India and (iv) North American refinery capacity constraints. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

    Commodity Price Risk

    The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage
Trust Units. In the past, Advantage has entered into short term hedging agreements which has had the effect of limiting downside risk associated with changes in commodity prices while foregoing the benefits of price increases.
As a practice in the future, Advantage may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges related only to specific acquisition or project economics. These commodity hedging activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.
    The Fund entered several such financial instruments for both natural gas and crude oil in early 2005 for the period from April to October 2005.
Advantage's natural gas hedging program resulted in losses of $10.1 million during 2005 or $0.35/mcf compared to hedging losses of $9.7 million or
$0.35/mcf for 2004. The slight increase in the hedging losses has been primarily due to the stronger natural gas prices as compared to 2004, relative to the hedging contract prices. The Fund's natural gas contracts on 56.9 mmcf/d expired at the end of October 2005.
    Advantage's crude oil hedging program resulted in losses of $3.9 million or $1.82/bbl during 2005. Advantage did not have any crude oil hedges in place for the same period of 2004. The Fund's oil hedge contracts for 3,500 bbls/d expired at the end of September and October 2005.

    Royalties

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Royalties, net
     of Alberta
     Royalty
     Credit
     ($000)       $ 23,281  $ 15,587       49%  $ 74,290  $ 47,828       55%
      per boe     $  13.18  $   8.12       62%  $  10.11  $   7.71       31%
    As a
     percentage
     of revenue,
     excluding
     hedging         19.8%     19.2%      0.6%     19.0%     19.0%         -

    Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of
Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers. Royalties have increased in total and on a boe basis as compared to 2004 as both production and commodity prices have increased substantially. However, royalties as a percentage of revenue, excluding hedging, has remained relatively consistent for the comparable periods.

    Operating Costs

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Operating
     costs ($000) $ 17,381  $ 13,085       33%  $ 57,941  $ 38,808       49%
      per boe     $   9.84  $   6.81       44%  $   7.89  $   6.26       26%

    Operating costs have increased 33% for the three months and 49% for the year ended December 31, 2005, as compared to 2004 primarily due to costs associated with properties acquired from Anadarko and Defiant during the end of 2004. Operating costs per boe have increased 44% for the three months and
26% for the year ended December 31, 2005. Operating costs have steadily increased over the last year due to higher average operating costs for
Anadarko properties and significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources.

    General and Administrative

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    General and
     administrative
     expense
     ($000)       $  1,521  $  1,329       14%  $  5,452  $  3,871       41%
      per boe     $   0.86  $   0.69       25%  $   0.74  $   0.62       19%
    Employees at
     December 31                                      80        77        4%

    General and administrative ("G&A") expense has increased 14% for the three months and 41% for the year ended December 31, 2005, as compared to
2004. G&A per boe for the three months increased 25% and for the year ended
December 31, 2005 increased 19%. G&A expense has increased overall due to an increase in staff levels that resulted from growth of the Fund. This is apparent given that G&A on a boe basis for 2005 increased at much less than total G&A. The current staff complement has Advantage well positioned to continue the present growth strategy and to seize future opportunities.

    Management Fees and Performance Incentive

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Management fee
     ($000)       $  1,043  $    721       45%  $  3,665  $  2,323       58%
      per boe     $   0.59  $   0.38       55%  $   0.50  $   0.37       35%
    Performance
     incentive
     ($000)       $ 10,544  $  7,411       42%  $ 10,544  $ 21,632     (51)%

    The Manager receives a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of
Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees increased 45% for the three months and 58% for the year ended
December 31, 2005, as compared to the same periods of 2004. Management fees per boe have increased 55% for the three months and 35% for the year ended
December 31, 2005. The increase in total management fees and management fees per boe is primarily due to the considerable increase in revenue as a result of higher production and commodity prices.
    The Manager of the Fund is entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. The 2005 opening and closing Unit prices were $21.71 and $22.19, respectively (2004 opening and closing Unit prices were $17.83 and $21.71, respectively). Cash distributions for the year amounted to $3.12 per Trust Unit (2004 cash distributions were $2.82 per Trust
Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. For the year ending
December 31, 2005, the total return of the Fund was 17% as compared to 38% in
2004 which resulted in a lower performance incentive fee payable at year end of $10.5 million compared to the prior year's fee of $21.6 million. The
Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued 475,263 Advantage Trust Units, at the closing Unit price of $22.19, to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees of the Fund.

    Interest

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Interest
     expense
     ($000)       $  2,865  $  2,085       37%  $ 10,275  $  6,407       60%
      per boe     $   1.62  $   1.09       49%  $   1.40  $   1.03       36%
    Average
     effective
     interest rate    4.4%      3.9%      0.5%      4.3%      4.0%      0.3%
    Bank
     indebtedness
     at
     December 31
     ($000)                                     $252,476  $267,054      (5)%

    Interest expense has increased 37% for the three months and 60% for the year ended December 31, 2005, as compared to 2004. Interest expense per boe has increased 49% for the three months and 36% for the year ended December 31,
2005. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund. The increased debt has been used to finance continued development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to
Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 4.4% for the three months ended December 31, 2005. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

    Interest and Accretion on Convertible Debentures

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Interest on
     convertible
     debentures
     ($000)       $  2,727  $  3,155     (14)%  $ 11,210  $  8,701       29%
      per boe     $   1.54  $   1.64      (6)%  $   1.53  $   1.40        9%
    Accretion on
     convertible
     debentures
     ($000)       $    532  $    617     (14)%  $  2,182  $  1,724       27%
      per boe     $   0.30  $   0.32      (6)%  $   0.30  $   0.28        7%
    Convertible
     debentures
     maturity
     value at
     December 31
     ($000)                                     $135,111  $148,450      (9)%

    Interest expense and accretion on convertible debentures has decreased
14% for the three months ended December 31, 2005 as compared to the same period of 2004. This decrease has been due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. The convertible debentures outstanding at year end have decreased 9%
from the prior year. For the year ended December 31, 2005, interest expense and accretion on convertible debentures has increased 29% and 27%, respectively. These increases are due to the issuance of $50 million 7.75% and
$75 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. This resulted in a higher average outstanding debenture balance during 2005 than the prior year. The increased interest from the additional debentures is partially offset by a general reduction in interest expense related to the other outstanding debenture balances which converted during the period. Interest and accretion will continue to decrease in the future as debentures are continually converted to Trust Units.

    Cash Netbacks

                              Three months ended        Three months ended
                               December 31, 2005         December 31, 2004
                              $000      $ per boe       $000      $ per boe
    -------------------------------------------------------------------------
    Revenue               $   117,319  $     66.40  $    81,036  $     42.20
    Hedging                    (7,147)       (4.05)      (4,294)       (2.24)
    Royalties                 (23,281)      (13.18)     (15,587)       (8.12)
    Operating costs           (17,381)       (9.84)     (13,085)       (6.81)
    -------------------------------------------------------------------------
    Operating             $    69,510  $     39.33  $    48,070  $     25.03
    General and
     administrative            (1,521)       (0.86)      (1,329)       (0.69)
    Management fees            (1,043)       (0.59)        (721)       (0.38)
    Performance incentive           -            -       (5,062)       (2.64)
    Interest                   (2,865)       (1.62)      (2,085)       (1.09)
    Interest on
     convertible debentures    (2,727)       (1.54)      (3,155)       (1.64)
    Taxes                        (448)       (0.25)        (907)       (0.47)
    -------------------------------------------------------------------------
    Funds from operations $    60,906  $     34.47  $    34,811  $     18.12
    -------------------------------------------------------------------------

                                  Year ended                Year ended
                               December 31, 2005         December 31, 2004
                              $000      $ per boe       $000      $ per boe
    -------------------------------------------------------------------------
    Revenue               $   390,541  $     53.17  $   251,192  $     40.49
    Hedging                   (13,969)       (1.90)      (9,711)       (1.57)
    Royalties                 (74,290)      (10.11)     (47,828)       (7.71)
    Operating costs           (57,941)       (7.89)     (38,808)       (6.26)
    -------------------------------------------------------------------------
    Operating             $   244,341  $     33.27  $   154,845  $     24.95
    General and
     administrative            (5,452)       (0.74)      (3,871)       (0.62)
    Management fees            (3,665)       (0.50)      (2,323)       (0.37)
    Performance incentive           -            -       (5,062)       (0.82)
    Interest                  (10,275)       (1.40)      (6,407)       (1.03)
    Interest on
     convertible debentures   (11,210)       (1.53)      (8,701)       (1.40)
    Taxes                      (2,198)       (0.30)      (2,003)       (0.32)
    -------------------------------------------------------------------------
    Funds from operations $   211,541  $     28.80  $   126,478  $     20.39
    -------------------------------------------------------------------------

    Funds from operations of Advantage for the year ended December 31, 2005 increased to $211.5 million from $126.5 million in the prior year. This increase has resulted in a higher cash netback per boe of $28.80, an increase of 41% as compared to the $20.39 per boe realized during 2004. The significant contributing factor to the improved cash netback has been the substantial increase in crude oil and natural gas commodity prices that has boosted revenues 31% to $53.17 per boe, as compared to the prior years $40.49 per boe.
However, the positive impact on revenues from commodity prices has been partially offset by higher cash expenses. The more noteworthy negative impacts include hedging losses, royalties and operating costs. The Fund had implemented a commodity price hedging program for the period from April to
October 2005 to provide stability to cash distributions for Unitholders. Due to soaring commodity prices for 2005, losses of $14.0 million were experienced. The hedging program ended October 31, 2005 and the Fund is currently unhedged. Royalties increased as a direct result of the higher commodity price environment, as would be expected. Advantage pays royalties to the owners of mineral rights from which we have leases and we anticipate the royalty rate as a percentage of revenues to remain relatively consistent with past experience. Operating costs per boe for the year ended December 31, 2005 were $7.89 per boe, an increase of 26% from the $6.26 experienced in 2004.
Operating costs have steadily increased over the past year due to significantly higher power and field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. Management of operating costs will be a persistent challenge as the commodity price environment places additional strain on current available support and service resources. The annual performance incentive fee is not normally considered a cash expenditure as it is settled through the distribution of Trust Units to the Manager. However, in 2004 the annual performance incentive fee did impact funds from operations and the cash netback to the extent that $5.1 million of the amount was settled in cash to pay income taxes of the Manager.

    Depletion, Depreciation and Accretion

                   Three months ended                Year ended
                       December 31                   December 31
                      2005      2004  % change      2005      2004  % change
    -------------------------------------------------------------------------
    Depletion,
     depreciation
     & accretion
     ($000)       $ 32,581  $ 34,142      (5)%  $135,096  $ 99,277       36%
      per boe     $  18.44  $  17.78        4%  $  18.39  $  16.00       15%

    Depletion and depreciation of property and equipment is provided on the
"unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has decreased 5% for the three months ended December 31, 2005 due to the 8% reduction of daily production volumes partially offset by the 4% increase in DD&A rate per boe. The DD&A annual provision was 36% higher as compared to the same period of 2004 as a result of the 19% increased production volumes and a 15% higher per boe rate.
The increased DD&A rate is representative of industry challenges attributable to necessary capital spending activity and resulting proved reserve additions.
It is common for a company to incur considerable capital spending but not to realize the associated proved reserve additions until subsequent years when there has been adequate production history. This is a particular difficulty for any company that is an active developer, such as Advantage. Furthermore, due to the intense industry competition created by the continued high commodity price environment, there has been continued pressure placed on general capital spending. These factors will persistently challenge the energy sector and increase related DD&A rates.

    Taxes

    Current taxes paid or payable for the year ended December 31, 2005 amounted to $2.2 million, compared to $2.0 million expensed in 2004. Current taxes primarily represents Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax is based on debt and equity levels of the Fund at the end of the year and have increased due to
Advantage's growth. As a result of present legislation, large corporations taxes are to be gradually eliminated over the next several years. Saskatchewan resource surcharge is based on the level of activity within the province of
Saskatchewan. Given that the Fund has an increased presence in Saskatchewan due to the Anadarko asset acquisition in September 2004, these taxes have increased.
    Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended December 31, 2005, the Fund recognized an income tax reduction of
$1.1 million compared to a $0.2 million expense for 2004. The future income tax reduction for the year ended December 31, 2005 was $11.4 million compared to $16.4 million for the similar period ended December 31, 2004.
    In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders.
Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2005, the operating company had a future income tax liability balance of $99.0 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. Accounting standards further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of finalizing the tax pools related to the Defiant acquisition which closed on December 21,
2004, the originally recorded future tax liability of $51.5 million was reduced to $49.6 million.

    Non-Controlling Interest

    Non-controlling interest expense for the year ended December 31, 2005 was
$0.2 million. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant that occurred at the end of 2004. The Exchangeable
Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. At
December 31, 2005, only 104,672 Exchangeable Shares were outstanding and non-controlling interest expense will therefore continue to be insignificant.

    Contractual Obligations and Commitments

    The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-
balance sheet arrangements other than as disclosed.

                                                                      2011 &
                                   Payments due by period              there-
    ($ millions)       Total    2006    2007    2008    2009    2010   after
    -------------------------------------------------------------------------

    Building lease    $  3.4  $  1.4  $  1.4  $  0.6       -       -       -
    Capital lease     $  1.8  $  0.4  $  1.4       -       -       -       -
    Pipeline/
     transportation   $  3.1  $  2.4  $  0.6  $  0.1       -       -       -
    Convertible
     debentures(1)    $135.1       -  $  2.5  $  7.6  $ 75.3       -  $ 49.7
    -------------------------------------------------------------------------
    Total contractual
     obligations      $143.4  $  4.2  $  5.9  $  8.3  $ 75.3       -  $ 49.7
    -------------------------------------------------------------------------
    (1) As at December 31, 2005, Advantage had $135.1 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
        The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.

    Liquidity and Capital Resources

    The following table is a summary of the Fund's capitalization structure.

    ($000, except as otherwise indicated)                  December 31, 2005
    -------------------------------------------------------------------------
    Bank indebtedness (long-term)                                $   252,476
    Working capital deficit(1)                                        31,612
    -------------------------------------------------------------------------
    Net debt                                                     $   284,088
    -------------------------------------------------------------------------
    Trust Units outstanding (000)(2)                                  57,969
    Trust Unit closing market price ($/Trust Unit)               $     22.43
    -------------------------------------------------------------------------
    Market value                                                 $ 1,300,245
    -------------------------------------------------------------------------
    Capital lease obligation (long-term)                         $     1,346
    Convertible debentures (maturity value)                          135,111
    -------------------------------------------------------------------------
    Total capitalization                                         $ 1,720,790
    -------------------------------------------------------------------------
    (1) Working capital deficit includes $10.5 million related to the annual performance incentive fee which was settled in early 2006 through the issuance of Trust Units.
    (2) Trust Units outstanding includes Trust Units issuable for the outstanding Exchangeable Shares at the applicable exchange ratio.

    Unitholders' Equity, Exchangeable Shares and Convertible Debentures

    Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.
    As at December 31, 2005 the Fund had 57.8 million Trust Units outstanding. On January 19, 2005, Advantage issued 763,371 Trust Units to satisfy $16.6 million of the performance incentive fee obligation related to the 2004 year. On February 9, 2005, Advantage issued 5,250,000 Trust Units at
$21.65 per Trust Unit for gross proceeds of $113.7 million, $107.6 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes. As at March 7, 2006,
Advantage had 59.4 million Trust Units issued and outstanding.
    As partial consideration for the acquisition of Defiant which closed on
December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. Each Exchangeable
Share issued is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.16949 at December 31, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. As of December 31, 2005, a total of 1,345,358 Exchangeable Shares have been exchanged for 1,374,300 Trust Units resulting in 104,672 Exchangeable Shares outstanding at year end. As at
March 7, 2006, 83,398 Exchangeable Shares are outstanding that are exchangeable for the issuance of 99,656 Trust Units based on the exchange ratio of 1.19495.
    As at December 31, 2005, the Fund had $135.1 million convertible debentures outstanding that were convertible to 6.8 million Trust Units based on the applicable conversion prices. During the year ended December 31, 2005,
$13.3 million convertible debentures were exchanged for the issuance of
0.8 million Trust Units. As at March 7, 2006, $114.4 million convertible debentures were outstanding that are convertible to 5.8 million Trust Units.

    Inclusion in S&P/TSX Composite Index and NYSE Listing

    On October 11, 2005, Standard & Poor's confirmed that it was proceeding with including income trusts in the S&P/TSX Composite Index. On December 19,
2005, specific income trusts were included in the S&P/TSX Composite Index at a
50% weighting with full inclusion expected to occur on March 20, 2006. We are pleased that Advantage was selected as one of the trusts added to the Index.
The addition of income trusts to the Index is positive and we expect the move to result in a broader investment base for the trust sector which will increase liquidity and improve market efficiency.
    On December 9, 2005, Advantage Trust Units began trading on the New York
Stock Exchange ("NYSE") under the symbol "AAV". Trading on the NYSE will result in improved liquidity for all Unitholders, greater access to the U.S.
capital markets, and improved cost of capital for future acquisitions.

    Bank Indebtedness, Credit Facility and Other Obligations

    At December 31, 2005, Advantage had bank indebtedness outstanding of
$252.5 million. The Fund has a credit facility agreement with a syndicate of four Canadian chartered banks. The $355 million facility, consisting of a
$345 million extendible revolving loan facility and a $10 million operating loan facility and is due for renewal in May 2006 at the option of the syndicate. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments made in
2005 to the repayment terms, the debt has been reclassified as a long-term liability on the consolidated balance sheet.
    At December 31, 2005, Advantage had a working capital deficiency of
$31.6 million. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items and the current level of business activity. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility that is meant to assist with the timing of cash flows. As at December 31, 2005, accounts payable and accrued liabilities included $10.5 million related to the annual performance incentive fee which was settled in early 2006 through the issuance of Trust
Units, at the option of the Manager.
    Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has one capital lease outstanding at December 31, 2005 for $1.7 million that was assumed from a prior corporate acquisition. In May 2005, we repaid two capital leases for
$6.8 million that were assumed by Advantage on the acquisition of Defiant in
December 2004.

    Capital Expenditures

                             Three months ended            Year ended
                                 December 31               December 31
    ($000)                    2005         2004         2005         2004
    -------------------------------------------------------------------------
    Land and seismic      $       609  $       956  $     3,860  $     3,034
    Drilling, completions
     and workovers             24,293       14,411       77,794       68,327
    Well equipping and
     facilities                 2,758       13,187       20,322       35,655
    Other                         300          629        1,253          877
    -------------------------------------------------------------------------
                          $    27,960  $    29,183  $   103,229  $   107,893
    Acquisition of
     Anadarko properties            -        2,815            -      179,115
    Acquisition of Defiant
     Energy Corporation(1)         98      200,291           98      200,291
    Property acquisitions          (3)       1,530          210        1,530
    Property dispositions          76       (5,748)      (3,379)      (6,539)
    -------------------------------------------------------------------------
    Total capital
     expenditures         $    28,131  $   228,071  $   100,158  $   482,290
    -------------------------------------------------------------------------
    (1) Represents consideration of $143.1 million plus net debt assumed of
        $57.3 million.

    Advantage's growth strategy has been to concentrate in areas where we have large land positions where the drilling opportunities are shallow to medium depth with year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. Our preference is to operate a high percentage of our properties such that we can maintain control of operations and cash flows.
    For the three month period ended December 31, 2005, the Fund spent
$28.1 million on capital expenditures. Approximately $24.3 million was expended on drilling and completion operations where the Fund drilled a total of 13.9 net (28 gross) wells. Capital expenditures for the year ended
December 31, 2005 amounted to $100.2 million. Drilling and completion expenditures totaled $77.8 million resulting in the drilling of 53.6 net
(102 gross) wells. Advantage's Nevis property experienced the greatest activity with capital spending of $36.8 million on drilling and corresponding facilities resulting in the completion of 16.5 net (17 gross) wells. The Fund also pursued a number of other opportunities and drilled multiple wells with high working interests in Chain, Bantry, Sweetgrass, Retlaw and Provost.
    The following table summarizes the various funding requirements during the year ended December 31, 2005 and the sources of funding to meet those requirements.

    Sources and Uses of Funds

                                                               Year ended
    ($000)                                                 December 31, 2005
    -------------------------------------------------------------------------
    Sources of funds
      Funds from operations                                      $   211,541
      Units issued, net of costs                                     107,616
      Property dispositions                                            3,379
    -------------------------------------------------------------------------
                                                                 $   322,536
    -------------------------------------------------------------------------
    Uses of funds
      Capital expenditures                                       $   103,229
      Asset retirement expenditures                                    2,025
      Purchase adjustment of Defiant Energy acquisition                   98
      Property acquisitions                                              210
      Distributions paid to Unitholders                              175,323
      Decrease in bank debt                                           14,578
      Reduction of capital lease obligations                           7,687
      Increase in working capital                                     19,386
    -------------------------------------------------------------------------
                                                                 $   322,536
    -------------------------------------------------------------------------

    Annual Financial Information

    The following is a summary of selected financial information of the Fund for the periods indicated.

                                        Year ended   Year ended   Year ended
                                           Dec. 31,     Dec. 31,     Dec. 31,
                                              2005         2004         2003
    -------------------------------------------------------------------------
    Total revenue (before royalties)
     ($000)                            $   376,572  $   241,481  $   166,075
    Net income ($000)(1)               $    75,072  $    24,038  $    38,503
        Per Trust Unit - Basic         $      1.33  $      0.59  $      1.26
                       - Diluted       $      1.32  $      0.58  $      1.26
    Total assets ($000)                $ 1,012,847  $ 1,033,251  $   581,889
    Long term financial liabilities
     ($000)(2)                         $   379,903  $   144,039  $    93,415
    Cash distributions per Trust Unit  $      3.12  $      2.82  $      2.71

    (1) Net income for 2003 and 2004 has been restated to reflect changes in accounting policies as disclosed in note 2 to the Consolidated
        Financial Statements.
    (2) Given amendments made in 2005 to the credit facility repayment terms, the bank indebtedness is classified as a long-term liability while in
        2003 and 2004 bank indebtedness was shown as a current liability.
        Long term financial liabilities also exclude asset retirement obligations and future income taxes.

    Quarterly Performance

    ($000, except as                               2005
     otherwise indicated)        Q4           Q3           Q2           Q1
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)      72,587       75,994       79,492       86,350
      Crude oil and NGLs
       (bbls/d)                 7,106        7,340        6,772        6,892
      Total (boe/d)            19,204       20,006       20,021       21,284
    Average prices
      Natural gas ($/mcf)
        Excluding hedging $     11.68  $      8.25  $      7.27  $      6.52
        Including hedging $     10.67  $      7.79  $      7.30  $      6.47
        AECO monthly      $     11.68  $      8.15  $      7.39  $      6.70
      Crude oil and NGLs
       ($/bbl)
        Excluding hedging $     60.14  $     66.00  $     56.57  $     53.02
        Including hedging $     59.53  $     61.10  $     56.24  $     53.02
        WTI (US$/bbl)     $     60.04  $     63.17  $     53.13  $     49.90
    Total revenues
     (before royalties)   $   110,172  $    95,715  $    87,476  $    83,209
    Net income(1)         $    25,846  $    18,674  $    26,537  $     4,015
      per Trust Unit
       - basic and
         diluted(1)       $      0.45  $      0.33  $      0.46  $      0.07
    Funds from operations $    60,906  $    55,575  $    49,705  $    45,355
    Cash distributions
     declared             $    43,265  $    43,069  $    44,693  $    46,339
    Payout ratio (%)              71%          77%          90%         102%

    ($000, except as                               2004
     otherwise indicated)        Q4           Q3           Q2           Q1
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)      84,336       75,425       73,283       75,649
      Crude oil and NGLs
       (bbls/d)                 6,815        3,550        3,106        2,841
      Total (boe/d)            20,871       16,121       15,320       15,449
    Average prices
      Natural gas ($/mcf)
        Excluding hedging $      6.64  $      6.11  $      6.65  $      6.28
        Including hedging $      6.09  $      5.76  $      6.20  $      6.28
        AECO monthly      $      7.09  $      6.62  $      6.81  $      6.60
      Crude oil and NGLs
       ($/bbl)
        Excluding hedging $     47.05  $     51.20  $     45.36  $     40.93
        Including hedging $     47.05  $     51.20  $     45.36  $     40.93
        WTI (US$/bbl)     $     48.28  $     43.88  $     38.31  $     35.15
    Total revenues
     (before royalties)   $    76,742  $    56,722  $    54,181  $    53,836
    Net income(1)         $     4,855  $     4,965  $     9,770  $     4,448
      per Trust Unit
       - basic and
         diluted(1)       $      0.11  $      0.12  $      0.25  $      0.12
    Funds from operations $    34,811  $    31,074  $    30,693  $    29,900
    Cash distributions
     declared             $    35,208  $    28,730  $    27,450  $    26,267
    Payout ratio (%)             101%          92%          89%          88%

    (1) Net income and net income per Trust Unit in 2004 has been restated to reflect changes in accounting policies as disclosed in note 2 to the
        Consolidated Financial Statements.

    The table above highlights the Fund's performance for the fourth quarter of 2005 and also for the preceding seven quarters. Advantage's net income and funds from operations have improved over the last several quarters primarily due to increased revenues. Significant increases in total revenues occurred in the fourth quarter of 2004 through the fourth quarter of 2005 due to both production and commodity price increases. Advantage completed the acquisition of assets from Anadarko on September 15, 2004 and the acquisition of Defiant on December 21, 2004. These two acquisitions resulted in an increase of daily production volumes for the fourth quarter of 2004 and the first quarter of
2005. Production levels subsequently decreased due to both natural declines and high initial production declines that are normally experienced with new production. However, as the areas mature, per well production levels will stabilize with lower rates of decline. Additional production challenges encountered by Advantage through 2005, as well as the entire sector, has included delays in production additions due to extremely wet field conditions, plant turnarounds, maintenance programs, services availability and drilling and service rig availability.

    Critical Accounting Estimates

    The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the
Fund.

    Financial Reporting Update

    During 2005 there were several changes to financial reporting requirements. The changes impacting Advantage are noted below.

    Financial Instruments - Presentation and Disclosure

    Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and
Disclosure" as issued by the CICA. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity.
Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities.
Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders'
capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

    Exchangeable Shares

    In March 2005, the CICA's Emerging Issues Committee amended EIC-151
"Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC
specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity.
The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the
Exchangeable Shares are required to be exchanged, there is no permanent non-
controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable
Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The
Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

    Financial Instruments - Recognition and Measurement

    In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards includes Section 1530 "Comprehensive Income",
Section 3855 "Financial Instruments - Recognition and Measurement", and
Section 3865 "Hedges". The new standards also resulted in a number of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including:
financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has not yet assessed the full impact, if any, of these standards on the consolidated financial statements. However, the
Fund anticipates adoption of the new standards on January 1, 2007.

    Controls and Procedures

    The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President
Finance and Chief Financial Officer, individually, sign certifications that the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the annual filings. The certifications further acknowledge that the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings. During 2005, there were no significant changes that would materially affect, or is reasonably likely to materially affect, the internal controls over financial reporting.

    Evaluation of Disclosure Controls and Procedures

    Management of Advantage, including our President and Chief Executive
Officer and Vice-President and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2005. Based on that evaluation, Management has concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects.

    Business Process Project and Sarbanes-Oxley

    In 2002, the United States Congress enacted the Sarbanes-Oxley Act
("SOX") that applies to all companies registered with the Securities and
Exchange Commission. Section 404 of the Act requires that Management identify, document, assess and remediate internal controls and issue an opinion on the effectiveness of internal controls surrounding the financial reporting processes. The current deadline for Advantage to comply with the internal controls assessment is December 31, 2006. The Fund established a business process project with a team leader in May 2005 to ensure full compliance with
SOX by the given deadline. The business process project will also ensure full compliance with any similar resulting Canadian regulations that will be enacted. A comprehensive project plan has been established with full support of Management and the Board of Directors. Regular updates on status of the project and developments are provided to the Fund's Audit Committee.

    Corporate Governance

    Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by AOG to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the
Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.
    Computershare Trust Company of Canada, the Trustee of the Fund, has
delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.
    The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.
    The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Independent Reserve Evaluation Committee has three members, all of whom are independent. The Human Resources, Compensation and
Corporate Governance Committee and Audit Committee each have four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.
    A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

    Outlook

    Advantage's funds from operations in 2006 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Cdn exchange rate. Advantage will continue to distribute a significant portion of its cash flow in 2006 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2006, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2006 will continue to be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years. Advantage's Board of Directors approved a 2006 capital expenditures budget of $92 million which will include the drilling, completion and tie-in of 116 gross wells (96.2 net) and the recompletion of 56 gross wells (52.0 net). Approximately 56% of the budget will be directed towards ongoing development of the Fund's crude oil properties with the balance or 44% spent on natural gas projects. Drilling activities are planned for 15 separate project areas with the most significant being Nevis, Medicine Hat, Sunset and Sweetgrass, all in Alberta and Midale,
Saskatchewan. Recompletion activities are planned primarily at Medicine Hat,
Alberta and on properties in Southeast Saskatchewan. The natural gas projects include the expenditure of $10.6 million for drilling and facility construction related to 24.4 net coal bed methane wells ("CBM") on five separate project areas in central Alberta. Advantage's CBM program in 2006 will be directed primarily to the development of Horseshoe Canyon Coals.
    The following table indicates our funds from operations sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2006 based on production of 19,200 boe/d comprised of 72.4 mmcf/d of natural gas and 7,100 bbls/d of crude oil and
NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

    Sensitivities
                                                                   Annual
                                                   Annual        Funds from
                                                 Funds from      Operations
                                                 Operations    per Trust Unit
                                                   ($000)      ($/Trust Unit)
    -------------------------------------------------------------------------
    Natural gas
      AECO monthly price change of $0.25/mcf       $  5,200         $   0.09
      Production change of 1,000 mcf/d             $  1,800         $   0.03

    Crude oil and NGLs
      WTI price change of US$1.00/bbl              $  2,100         $   0.04
      Production change of 200 bbls/d              $  3,100         $   0.05

    US$/Cdn$ exchange rate change of $0.01         $  3,400         $   0.06

    Interest rate change of 1%                     $  2,600         $   0.04

    Additional Information

    Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

    Consolidated Balance Sheets

                                                   December 31,  December 31,
    (thousands of dollars)                             2005          2004
    -------------------------------------------------------------------------
                                                                   (restated
                                                                    - note 2)
    Assets
    Current assets
      Accounts receivable                          $    51,788   $    41,909
      Prepaid expenses and deposits                      7,791         7,052
    -------------------------------------------------------------------------
                                                        59,579        48,961
    Fixed assets (note 4)
      Property and equipment                         1,295,235     1,190,552
      Accumulated depletion and depreciation          (387,440)     (253,506)
    -------------------------------------------------------------------------
                                                       907,795       937,046
    Goodwill (note 3)                                   45,473        47,244
    -------------------------------------------------------------------------
                                                   $ 1,012,847   $ 1,033,251
    -------------------------------------------------------------------------
    Liabilities
    Current liabilities
      Accounts payable and accrued liabilities
       (note 13)                                   $    76,371   $    91,165
      Cash distributions payable to Unitholders         14,462        12,419
      Current portion of capital lease
       obligations (note 5)                                358         1,785
      Hedging liability                                      -           214
      Bank indebtedness (note 6)                             -       267,054
    -------------------------------------------------------------------------
                                                        91,191       372,637
    Capital lease obligations (note 5)                   1,346         7,606
    Bank indebtedness (note 6)                         252,476             -
    Convertible debentures (notes 2 and 7)             126,081       136,433
    Asset retirement obligations (note 8)               21,263        17,503
    Future income taxes (note 11)                       99,026       112,266
    -------------------------------------------------------------------------
                                                       591,383       646,445
    -------------------------------------------------------------------------
    Non-controlling Interest
    Exchangeable shares (note 9)                         2,369        30,842
    -------------------------------------------------------------------------
    Unitholders' Equity
    Unitholders' capital (note 10)                     681,574       515,544
    Convertible debentures equity component
     (notes 2 and 7)                                     6,159         6,764
    Contributed surplus (note 10)                        1,036         1,036
    Accumulated income                                 177,709       102,637
    Accumulated cash distributions                    (447,383)     (270,017)
    -------------------------------------------------------------------------
                                                       419,095       355,964
    -------------------------------------------------------------------------
                                                   $ 1,012,847   $ 1,033,251
    -------------------------------------------------------------------------
    Commitments (note 14)

    see accompanying Notes to Consolidated Financial Statements

    On behalf of the Board of Directors of Advantage Oil & Gas Limited:

    Rodger A. Tourigny, Director            Kelly I. Drader, Director

    Consolidated Statements of Income and Accumulated Income

                                                   Year ended    Year ended
    (thousands of dollars, except for per          December 31,  December 31,
     Unit amounts)                                     2005          2004
    -------------------------------------------------------------------------
                                                                   (restated
                                                                    - note 2)
    Revenue
      Petroleum and natural gas                    $   376,572   $   241,481
      Unrealized hedging gain (loss)                       214          (214)
      Royalties, net of Alberta Royalty Credit         (74,290)      (47,828)
    -------------------------------------------------------------------------
                                                       302,496       193,439
    -------------------------------------------------------------------------
    Expenses
      Operating                                         57,941        38,808
      General and administrative                         5,452         3,871
      Unit-based compensation (note 10)                      -         1,036
      Management fee (note 13)                           3,665         2,323
      Performance incentive (note 13)                   10,544        21,632
      Interest                                          10,275         6,407
      Interest and accretion on convertible
       debentures                                       13,392        10,425
      Depletion, depreciation and accretion            135,096        99,277
    -------------------------------------------------------------------------
                                                       236,365       183,779
    -------------------------------------------------------------------------
    Income before taxes and non-controlling interest    66,131         9,660
    Future income tax reduction (note 11)              (11,371)      (16,381)
    Income and capital taxes (note 11)                   2,198         2,003
    -------------------------------------------------------------------------
                                                        (9,173)      (14,378)
    -------------------------------------------------------------------------
    Net income before non-controlling interest          75,304        24,038
    Non-controlling interest (note 9)                      232             -
    -------------------------------------------------------------------------
    Net income                                          75,072        24,038
    Accumulated income, beginning of year as
     previously reported                                93,451        73,137
    Effect of change in accounting policies (note 2)     9,186         5,462
    -------------------------------------------------------------------------
    Accumulated income, beginning of year
     as restated                                       102,637        78,599
    -------------------------------------------------------------------------
    Accumulated income, end of year                $   177,709   $   102,637
    -------------------------------------------------------------------------
    Net income per Trust Unit (note 10)
      Basic                                        $      1.33   $      0.59
      Diluted                                      $      1.32   $      0.58
    -------------------------------------------------------------------------

    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Cash Flows
                                                    Year ended    Year ended
                                                   December 31,  December 31,
    (thousands of dollars)                             2005          2004
    -------------------------------------------------------------------------
                                                                   (restated
                                                                    - note 2)
    Operating Activities
    Net income                                     $    75,072   $    24,038
    Add (deduct) items not requiring cash:
      Unit-based compensation                                -         1,036
      Non-cash performance incentive                    10,544        16,570
      Future income taxes                              (11,371)      (16,381)
      Unrealized hedging loss (gain)                      (214)          214
      Accretion on convertible debentures                2,182         1,724
      Depletion, depreciation and accretion            135,096        99,277
      Non-controlling interest                             232             -
    Expenditures on asset retirement                    (2,025)         (673)
    Changes in non-cash working capital                (22,910)         (480)
    -------------------------------------------------------------------------
    Cash provided by operating activities              186,606       125,325
    -------------------------------------------------------------------------
    Financing Activities
    Units issued, net of costs (note 10)               107,616        62,465
    Convertible debentures issued, net of costs
     (note 7)                                                -       119,552
    Increase (decrease) in bank indebtedness           (14,578)      119,500
    Reduction of capital lease obligations              (7,687)         (321)
    Cash distributions to Unitholders                 (175,323)     (113,681)
    -------------------------------------------------------------------------
    Cash provided by (used in) financing
     activities                                        (89,972)      187,515
    -------------------------------------------------------------------------
    Investing Activities
    Expenditures on property and equipment            (103,229)     (107,893)
    Property acquisitions                                 (210)     (180,645)
    Property dispositions                                3,379         6,539
    Acquisition of Defiant Energy Corporation
     (note 3)                                              (98)      (31,254)
    Changes in non-cash working capital                  3,524           413
    -------------------------------------------------------------------------
    Cash used in investing activities                  (96,634)     (312,840)
    -------------------------------------------------------------------------
    Net change in cash                                       -             -
    Cash, beginning of year                                  -             -
    -------------------------------------------------------------------------
    Cash, end of year                              $         -   $         -
    -------------------------------------------------------------------------
    Supplementary Cash Flow Information
      Interest paid                                $    23,358   $    13,915
      Taxes paid                                   $     2,605   $     1,314

    see accompanying Notes to Consolidated Financial Statements

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    December 31, 2005

    All tabular amounts in thousands except for Units and per Unit amounts

    1.  Business and Structure of the Fund

        Advantage Energy Income Fund ("Advantage" or the "Fund") was formed on May 23, 2001 as a result of a plan of arrangement. For Canadian tax purposes, Advantage is an open-ended unincorporated mutual fund trust created under the laws of the Province of Alberta pursuant to a
        Trust Indenture originally dated April 17, 2001, and as occasionally amended, between Advantage Oil & Gas Ltd. ("AOG") and Computershare
        Trust Company of Canada, as trustee. The Fund commenced operations on
        May 24, 2001. The beneficiaries of the Fund are the holders of the
        Trust Units (the "Unitholders").

        The principal undertaking of the Fund is to indirectly acquire and hold interests in petroleum and natural gas properties and assets related thereto. The business of the Fund is carried on by its subsidiary, AOG, which is primarily owned by the Fund with a small residual interest, represented by the Exchangeable Share ownership held by other parties (see note 9). The Fund's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG
        Notes"). The Fund's strategy, through AOG, is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

        The purpose of the Fund is to distribute available cash flow to
        Unitholders on a monthly basis in accordance with the terms of the
        Trust Indenture. The Fund's available cash flow includes principal repayments and interest income earned from the AOG Notes, royalty income earned from the AOG Royalty, and any dividends declared on the common shares of AOG less any expenses of the Fund including interest on convertible debentures. Cash received on the AOG Notes, AOG
        Royalty and common shares of AOG result in the effective transfer of the economic interest in the properties of AOG to the Fund. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties. The extent of cash distributions from AOG to the Fund are determined by Management and the Board of Directors and are based on the cash available after retaining a portion to meet expenditure requirements. The distribution policy is closely monitored considering forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. Cash inflows are predominantly dependent on the current level of production and the prevailing commodity prices. It is the Funds long-term objective to provide stable and sustainable cash distributions to the Unitholders.

        The Fund is actively managed by Advantage Investment Management
        Ltd. (the "Manager"). As compensation, the Manager receives management fees pursuant to a Management Agreement as approved by the
        Board of Directors (see note 13).

    2.  Summary of Significant Accounting Policies

        The Management of the Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that effect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

        (a) Consolidation and Joint Operations

        These consolidated financial statements include the accounts of the
        Fund and all subsidiaries, including AOG. All intercompany balances and transactions have been eliminated.

        The Fund conducts exploration and production activities jointly with other participants. The accounts of the Fund reflect its
        proportionate interest in such joint operations.

        (b) Property and equipment

           (i) Petroleum and natural gas properties and related equipment

           The Fund follows the "full cost" method of accounting in
           accordance with the guideline issued by the Canadian Institute of
           Chartered Accountants ("CICA") whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or
           unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development activities.

           Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of
           depletion and depreciation of 20% or more.

           Depletion of petroleum and natural gas properties and depreciation of lease, well equipment and production facilities is provided on accumulated costs using the "unit-of-production" method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

           The depletion and depreciation cost base includes total
           capitalized costs, less costs of unproved properties, plus a provision for future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

           Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be
           recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

           (ii) Furniture and equipment

           The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

        (c) Goodwill

        Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Fund) to its carrying value, including goodwill. If the fair value of the Fund is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Fund to the identifiable assets and liabilities as if the Fund had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Fund over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred. There has been no impairment of the Fund's goodwill.

        (d) Cash distributions

        Cash distributions are calculated on an accrual basis and are paid to
        Unitholders monthly.

        (e) Financial instruments

        The Fund occasionally uses various types of derivative financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled. For the unrealized portion of such contracts, Advantage utilizes the "fair value" method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments given future market prices and other relevant factors. This method requires the fair value of the derivative financial instruments to be recorded at each balance sheet date. There were no derivative financial instruments outstanding at December 31, 2005.

        Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments -
        Presentation and Disclosure" as issued by the CICA. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the
        Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities.
        Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions.
        Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the "effective interest" method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders'
        capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Income.

        The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

                                                    December 31, December 31,
        Consolidated Balance Sheets                     2004         2003
        ---------------------------------------------------------------------
        Current liabilities
          Accounts payable and accrued liabilities    $  16,570    $  19,592
        Long-term liabilities
          Convertible debentures                      $ 136,433    $  91,372
        Unitholders' equity
          Convertible debentures                      $(148,450)   $ (99,984)
          Convertible debentures equity component     $   6,764    $   4,726
          Unitholders' capital                        $ (20,503)   $ (21,168)
          Accumulated income                          $   9,186    $   5,462

                                                    Year ended   Year ended
                                                    December 31, December 31,
        Consolidated Statements of Income               2004         2003
        ---------------------------------------------------------------------
        Interest and accretion on convertible
         debentures                                   $  10,425    $   5,521
        ---------------------------------------------------------------------
        Net income                                    $ (10,425)   $  (5,521)
        ---------------------------------------------------------------------
        Net income per Trust Unit
          Basic                                       $   (0.04)   $   (0.03)
          Diluted                                     $   (0.05)   $   (0.03)

        (f) Asset retirement obligations

        The Fund follows the "asset retirement obligation" method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the
        Fund's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Fund's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property and equipment. The asset recorded is depleted on a "unit-of-production"
        basis over the life of the reserves consistent with the Fund's depletion and depreciation policy for petroleum and natural gas properties and related equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

        (g) Income taxes

        The Fund is considered an open-ended unincorporated
        mutual fund trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for current income taxes relating to the Fund is included in these financial statements.

        The Fund and its subsidiaries follow the "liability" method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

        (h) Exchangeable shares

        In March 2005, the CICA's Emerging Issues Committee amended EIC-151
        "Exchangeable Securities Issued by Subsidiaries of Income Trusts".
        The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument.
        Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore,
        Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust
        Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust
        Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the
        Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting
        Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to
        Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable
        Shares were issued at the end of 2004.

        (i) Unit-based compensation

        The Fund has a unit-based compensation plan (the "Plan") for external directors of the Fund, which is described in note 10. Advantage elected to prospectively adopt amendments to CICA Handbook Section
        3870 "Stock-based Compensation and Other Stock-based Payments"
        pursuant to the transitional provisions contained therein. Under this amended standard, the Fund must account for compensation expense based on the "fair value" of rights granted under its unit-based compensation plan.

        Since awards under the Plan are vested immediately, associated compensation expense is recognized in the current period earnings and estimated forfeiture rates for such rights are not incorporated within the determination of fair value. The compensation expense results in the creation of contributed surplus until the rights are exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

        (j) Revenue recognition

        Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

        (k) Per Trust Unit amounts

        Net income per Trust Unit is calculated using the weighted average number of Trust Units outstanding during the year. Diluted net income per Trust Unit is calculated using the "if-converted" method to determine the dilutive effect of convertible debentures and exchangeable shares and the "treasury stock" method for trust unit rights.

        (l) Measurement uncertainty

        The amounts recorded for depletion and depreciation of property and equipment, the provision for asset retirement obligation costs and related accretion expense, and impairment calculations for property and equipment and goodwill are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future crude oil and natural gas prices, future costs, future interest rates, relevant fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

        (m) Comparative figures

        Certain comparative figures have been reclassified to conform to the current year's presentation.

    3.  Acquisitions

        (a) Defiant Energy Corporation

        On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant Energy Corporation ("Defiant") for consideration of $143.1 million. Defiant was a corporation engaged in the exploration for, and the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition was accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. Defiant was amalgamated with AOG on January 1, 2005. The purchase price has been allocated as follows:

        Net assets acquired and
        liabilities assumed:            Consideration:

        Property and
         equipment      $  232,750      Cash                      $   34,000
        Goodwill            18,557      3,666,286 Trust Units
                                         issued                       77,982
        Future income                   1,450,030 Exchangeable
        taxes              (49,636)       Shares issued               30,842
        Bank indebtedness  (44,586)     Acquisition costs incurred       264
                                                                   ----------
        Capital lease                                              $  143,088
         obligations        (7,347)                                ----------
        Net working capital
        (including cash of
        $4.1 million)       (5,368)
        Asset retirement
         obligations        (1,282)
                        -----------
                        $  143,088
                        -----------

        The value of the Trust Units and Exchangeable Shares issued as partial consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price has been revised in
        2005 due to the finalization of net working capital acquired, tax balances and certain cost estimates. As a result, net working capital deficit increased $1.2 million, future income tax liability decreased
        $1.9 million, goodwill decreased $1.8 million and acquisition costs decreased $1.1 million.

       (b) Asset Acquisition

        On September 15, 2004 Advantage closed the acquisition of certain petroleum and natural gas properties and related assets for net consideration of $179.1 million. The asset retirement obligation assumed and recorded on this acquisition was $6.6 million.

    4.  Fixed Assets

        During the year ended December 31, 2005, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $3,293,000 (2004 -
        $2,401,000).

        Costs of $17,805,000 (2004 - $25,700,000) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $ 87,843,000 (2004 - $64,200,000) have been included in costs subject to depletion.

        The Fund performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of property and equipment. Based on the calculation, the carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

                                  WTI Crude Oil   Exchange Rate    AECO Gas
        Year                        ($US/bbl)      ($US/$Cdn)    ($Cdn/mmbtu)
        ---------------------------------------------------------------------
        2006                        $  60.81        $   0.85        $  11.58
        2007                        $  61.61        $   0.85        $  10.84
        2008                        $  54.60        $   0.85        $   8.95
        2009                        $  50.19        $   0.85        $   7.87
        2010                        $  47.76        $   0.85        $   7.57
        ---------------------------------------------------------------------
        Percentage increase each
         year after 2010                1.5%               -            1.5%
        ---------------------------------------------------------------------

        Benchmark prices are adjusted for a variety of factors such as quality differentials to determine the expected price to be realized by the Fund when performing the ceiling test calculation.

    5.  Capital Lease Obligations

        The Fund has capital leases on a variety of property and equipment.
        Future minimum lease payments at December 31, 2005 consist of the following:

        2006                                                        $    443
        2007                                                           1,364
        ---------------------------------------------------------------------
                                                                       1,807
        Less amounts representing interest                              (103)
        ---------------------------------------------------------------------
                                                                       1,704
        Current portion                                                 (358)
        ---------------------------------------------------------------------
                                                                    $  1,346
        ---------------------------------------------------------------------

    6.  Bank Indebtedness

        Advantage has a credit facility agreement with a syndicate of
        Canadian chartered banks which provides for a $345 million extendible revolving loan facility and a $10 million operating loan facility.
        The loan's interest rate is based on either prime or bankers'
        acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0.85% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to
        Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. At December 31, 2005, the effective interest rate on the outstanding amounts under the facility was approximately 4.4%.

    7.  Convertible Debentures

        The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into
        Trust Units of Advantage at the applicable conversion price per Trust
        Unit plus accrued and unpaid interest. Based on revised accounting standards (see note 2), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                        10.00%    9.00%    8.25%    7.75%    7.50%    Total
        ---------------------------------------------------------------------
        Issue date     Oct. 18,  Jul. 8,  Dec. 2,    Sept.    Sept.
                          2002     2003     2003       15,      15,
                                                     2004     2004
        Maturity date   Nov. 1,  Aug. 1,  Feb. 1,  Dec. 1,  Oct. 1,
                          2007     2008     2009     2011     2009
        Conversion
         price         $ 13.30  $ 17.00  $ 16.50  $ 21.00  $ 20.25

        Liability
         component     $52,722  $28,662  $56,802  $47,444  $71,631  $257,261
        Equity
         component       2,278    1,338    3,198    2,556    3,369    12,739
        ---------------------------------------------------------------------
        Gross proceeds  55,000   30,000   60,000   50,000   75,000   270,000
        Issuance costs  (2,495)  (1,444)  (2,588)  (2,190)  (3,190)  (11,907)
        ---------------------------------------------------------------------
        Net proceeds   $52,505  $28,556  $57,412  $47,810  $71,810  $258,093
        ---------------------------------------------------------------------

        The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

        Convertible                                              Redemption
        Debenture     Redemption Periods                           Price
        ---------------------------------------------------------------------
          10.00%      After November 1, 2005 and on or before
                       November 1, 2006                            $1,050
                      After November 1, 2006 and before
                       November 1, 2007                            $1,025
        ---------------------------------------------------------------------
           9.00%      After August 1, 2006 and on or before
                       August 1, 2007                              $1,050
                      After August 1, 2007 and before
                       August 1, 2008                              $1,025
        ---------------------------------------------------------------------
           8.25%      After February 1, 2007 and on or before
                       February 1, 2008                            $1,050
                      After February 1, 2008 and before
                       February 1, 2009                            $1,025
        ---------------------------------------------------------------------
           7.75%      After December 1, 2007 and on or before
                       December 1, 2008                            $1,050
                      After December 1, 2008 and on or before
                       December 1, 2009                            $1,025
                      After December 1, 2009 and before
                       December 1, 2011                            $1,000
        ---------------------------------------------------------------------
           7.50%      After October 1, 2007 and on or before
                       October 1, 2008                             $1,050
                      After October 1, 2008 and before
                       October 1, 2009                             $1,025
        ---------------------------------------------------------------------

        The balance of debentures outstanding at December 31, 2005 and changes in the liability and equity components during the years ended
        December 31, 2005 and 2004 are as follows:

                        10.00%    9.00%    8.25%    7.75%    7.50%    Total
        ---------------------------------------------------------------------
        Debentures
         outstanding   $ 2,534  $ 7,619  $ 8,646  $49,710  $66,602  $135,111
        ---------------------------------------------------------------------
        Liability
         component:
          Balance at
           Dec. 31,
           2003        $ 9,547  $27,531  $54,294  $     -  $     -  $ 91,372
          Issued for
           cash, net
           of costs          -        -      (68)  45,366   68,584   113,882
          Accretion
           of discount     116      438      643      182      345     1,724
          Converted to
           Trust Units  (5,740) (17,581) (42,632)       -   (4,592)  (70,545)
        ---------------------------------------------------------------------
          Balance at
           Dec. 31,
           2004          3,923   10,388   12,237   45,548   64,337   136,433
          Accretion of
           discount         55      168      198      616    1,145     2,182
          Converted to
           Trust Units  (1,525)  (3,297)  (4,285)    (266)  (3,161)  (12,534)
        ---------------------------------------------------------------------
          Balance at
           Dec. 31,
           2005        $ 2,453  $ 7,259  $ 8,150  $45,898  $62,321  $126,081
        ---------------------------------------------------------------------
        Equity
         component:
          Balance at
           Dec. 31,
           2003        $   404  $ 1,274  $ 3,048  $     -  $     -  $  4,726
          Issued for
           cash, net
           of costs          -        -        -    2,444    3,226     5,670
          Converted to
           Trust Units    (241)    (802)  (2,373)       -     (216)   (3,632)
        ---------------------------------------------------------------------
          Balance at
           Dec. 31,
           2004            163      472      675    2,444    3,010     6,764
          Converted to
           Trust Units     (63)    (149)    (234)     (14)    (145)     (605)
        ---------------------------------------------------------------------
          Balance at
           Dec. 31,
           2005        $   100  $   323  $   441  $ 2,430  $ 2,865  $   6,159
        ---------------------------------------------------------------------

        On September 15, 2004, Advantage issued $75 million principal amount of 7.50% convertible unsecured subordinated debentures and
        $50 million principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

        During the year ended December 31, 2005, $13,339,000 (2004 -
        $76,534,000) debentures were converted resulting in the issuance of
        783,870 Trust Units (2004 - 4,637,187 Trust Units).

    8.  Asset Retirement Obligations

        The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $94 million which will be incurred between 2006 to 2056. A credit-adjusted risk-free rate of 7% was used to calculate the fair value of the asset retirement obligations.

        A reconciliation of the asset retirement obligations is provided below:

                                                    Year ended   Year ended
                                                    December 31, December 31,
                                                        2005         2004
        ---------------------------------------------------------------------
        Balance, beginning of year                    $  17,503    $  13,892
        Accretion expense                                 1,162          926
        Liabilities incurred                              4,623        3,358
        Liabilities settled                              (2,025)        (673)
        ---------------------------------------------------------------------
        Balance, end of year                          $  21,263    $  17,503
        ---------------------------------------------------------------------

    9.  Exchangeable Shares

                                               Number of Shares      Amount
        ---------------------------------------------------------------------
        Issued for acquisition of Defiant
         (note 3)                                     1,450,030    $  30,842
        ---------------------------------------------------------------------
        Balance at December 31, 2004                  1,450,030       30,842
        Converted to Trust Units                     (1,345,358)     (28,705)
        Non-controlling interest in net income                -          232
        ---------------------------------------------------------------------
        Balance at December 31, 2005                    104,672    $   2,369
        ---------------------------------------------------------------------
        Trust Units issuable                            122,413
        ---------------------------------------------------------------------

        AOG is authorized to issue an unlimited number of non-voting
        Exchangeable Shares. As partial consideration for the acquisition of
        Defiant which closed on December 21, 2004, AOG issued 1,450,030
        Exchangeable Shares. The value of the Exchangeable Shares issued was determined based on the weighted average trading value of Advantage
        Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time
        (subject to the provisions of the Voting and Exchange Trust
        Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.16949 at December 31,
        2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day weighted average unit price preceding the record date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable
        Shares are not publicly traded. However, holders of AOG Exchangeable
        Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent,
        Computershare Trust Company of Canada.

        The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of
        Advantage held by the Trustee as trustee under the Voting and
        Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances.

        Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the
        Fund can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a Trust Unit on the last business day prior to such redemption date.

    10. Unitholders' Equity

        (a) Unitholders' capital

           (i)   Authorized

                 Unlimited number of voting Trust Units

          (ii)   Issued

                                                Number of Units      Amount
        ---------------------------------------------------------------------
                                                                   (restated
                                                                    - note 2)

        Balance at December 31, 2003                 36,717,206    $ 281,328
        2003 non-cash performance incentive           1,099,104       19,592
        Issued for cash, net of costs                 3,500,000       62,207
        Issued for acquisition of Defiant,
         net of costs (note 3)                        3,666,286       77,837
        Issued on conversion of debentures            4,637,187       74,177
        Issued on exercise of options                    55,000          403
        ---------------------------------------------------------------------
        Balance at December 31, 2004                 49,674,783      515,544
        2004 non-cash performance incentive             763,371       16,570
        Issued for cash, net of costs                 5,250,000      107,616
        Issued on conversion of debentures              783,870       13,139
        Issued on conversion of exchangeable shares   1,374,300       28,705
        ---------------------------------------------------------------------
        Balance at December 31, 2005                 57,846,324    $ 681,574
        ---------------------------------------------------------------------

        On January 27, 2004, Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

        On September 15, 2004, Advantage issued 3,500,000 Trust Units at
        $18.80 per Trust Unit for net proceeds of $62.2 million (net of
        Underwriters' fees and other issue costs of $3.6 million) to partially finance the acquisition of certain petroleum and natural gas properties and related assets.

        On December 21, 2004, Advantage issued 3,666,286 Trust Units as partial consideration for the acquisition of Defiant (see note 3).

        On January 19, 2005, Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance incentive fee.

        On February 9, 2005, Advantage issued 5,250,000 Trust Units at
        $21.65 per Trust Unit for net proceeds of $107.6 million (net of
        Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

        On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy the obligation related to the 2005 year end performance incentive fee.

        (b) Trust Units Rights Incentive Plan

        Effective June 25, 2002, a Trust Units Rights Incentive Plan for
        external directors of the Fund was established and approved by the
        Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust
        Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders.

                                         Series A              Series B
                                    Number      Price     Number      Price
        ---------------------------------------------------------------------
        Balance at December 31,
         2003                       140,000    $  7.87          -    $     -
        Exercised                   (55,000)         -          -          -
        Issued                            -          -    225,000      18.42
        Reduction of exercise price       -      (2.82)         -      (1.67)
        ---------------------------------------------------------------------
        Balance at December 31,
         2004                        85,000       5.05    225,000      16.75
        Reduction of exercise price       -      (3.12)         -      (3.12)
        ---------------------------------------------------------------------
        Balance at December 31,
         2005                        85,000    $  1.93    225,000    $ 13.63
        ---------------------------------------------------------------------

        Expiration date               August 16, 2006         June 17, 2008
        ---------------------------------------------------------------------

        On June 17, 2004, the Fund issued 225,000 Series B Trust Unit rights to the independent directors of Advantage at a price of $18.42 per right and recorded a non-cash unit-based compensation expense of
        $1.0 million to recognize the fair value of the rights granted. The fair value of the Trust Unit rights was determined using the
        Black-Scholes-Merton model which included the following assumptions:
        4% risk-free interest rate, approximate 4 year expected life,
        15% expected volatility, and 15% expected dividend yield. As the rights vested immediately and are fully exercisable, no further expense will be recognized related to the rights issuance. No Trust
        Unit rights were issued in 2005 and there was no compensation expense recorded.

        The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the
        Plan at that time. Several essential factors required to value such rights include expected future exercise price, distributions, exercise timeframe, volatility and risk-free interest rates. In determining these assumptions, both historical data and future expectations are considered. However, when the Series A Trust Unit rights were originally granted, Advantage had only been established during the prior year and there was little historical information available that may suggest future expectations concerning such assumptions. Therefore, it was concluded that a fair value determination at that time was not possible. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

                                                    Year ended   Year ended
                                                    December 31, December 31,
        Pro Forma Results                               2005         2004
        ---------------------------------------------------------------------
                                                                   (restated
                                                                    - note 2)

        Net income, as reported                       $  75,072    $  24,038
        Less compensation expense for rights
         issued in 2002                                     300          701
        ---------------------------------------------------------------------
        Pro forma net income                          $  74,772    $  23,337
        ---------------------------------------------------------------------
        Net income per Trust Unit, as reported
          Basic                                       $    1.33    $    0.59
          Diluted                                     $    1.32    $    0.58
        ---------------------------------------------------------------------
        Net income per Trust Unit, pro forma
          Basic                                       $    1.32    $    0.57
          Diluted                                     $    1.31    $    0.57
        ---------------------------------------------------------------------

        (c) Net Income per Trust Unit

        The calculation of basic and diluted net income per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                                                    Year ended   Year ended
                                                    December 31, December 31,
                                                        2005         2004
        ---------------------------------------------------------------------
        Income available to Unitholders
          Basic                                     $    75,072  $    24,038
          Trust Units Rights Incentive Plan
           - Series A                                         -            -
          Trust Units Rights Incentive Plan
           - Series B                                         -            -
          Exchangeable shares                               232            -
        ---------------------------------------------------------------------
          Diluted                                   $    75,304  $    24,038
        ---------------------------------------------------------------------
        Weighted average Trust Units outstanding
          Basic                                      56,593,303   41,008,308
          Trust Units Rights Incentive Plan
           - Series A                                    76,698       72,287
          Trust Units Rights Incentive Plan
           - Series B                                    69,800       19,473
          Exchangeable shares                           298,341       43,580
        ---------------------------------------------------------------------
          Diluted                                    57,038,142   41,143,648
        ---------------------------------------------------------------------

        The calculation of diluted net income per Trust Unit excludes all series of convertible debentures as the impact would be
        anti-dilutive. Total weighted average Trust Units issuable in exchange for the convertible debentures and excluded from the diluted net income per Trust Unit calculation for the year ended December 31,
        2005 was 7,288,894 (2004 - 5,970,897). As at December 31, 2005, the
        total convertible debentures outstanding were immediately convertible to 6,818,833 Trust Units (December 31, 2004 - 7,602,487).

    11. Income Taxes

        The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense, Trust Unit
        issue costs, and interest on convertible debentures. Given that taxable income of the Fund is allocated to the Unitholders, no provision for current income taxes relating to the Fund is included in these financial statements. As at December 31, 2005, the Fund had unrecognized deductible temporary differences of $19.6 million.

        The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                    Year ended   Year ended
                                                    December 31, December 31,
                                                        2005         2004
        ---------------------------------------------------------------------
                                                                   (restated
                                                                    - note 2)

        Income before taxes                         $    66,131  $     9,660
        ---------------------------------------------------------------------
        Expected income tax expense at statutory
         rates                                           25,080        3,269
        Increase (decrease) in income taxes
         resulting from:
          Non-deductible Crown charges                   12,406        7,537
          Resource allowance                            (15,390)      (8,766)
          Amounts included in trust income and other    (33,467)     (18,421)
        ---------------------------------------------------------------------
        Future income tax reduction                     (11,371)     (16,381)
        Income and capital taxes                          2,198        2,003
        ---------------------------------------------------------------------
                                                    $    (9,173) $   (14,378)
        ---------------------------------------------------------------------

        The components of the future income tax liability at December 31 are as follows:
                                                           2005        2004
        ---------------------------------------------------------------------
        Property and equipment in excess of tax basis  $ 119,065   $ 127,130
        Asset retirement obligation                       (7,230)     (6,126)
        Non-capital tax loss carry forward               (11,228)     (7,356)
        Other                                             (1,581)     (1,382)
        ---------------------------------------------------------------------
        Future income tax liability                    $  99,026   $ 112,266
        ---------------------------------------------------------------------

        AOG has non-capital tax loss carry forward of approximately
        $33.0 million of which $0.3 million expires in 2007, $20.7 million in
        2009, and $12.0 million in 2014.

    12. Financial Instruments

        Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, cash
        distributions payable, capital lease obligations, and bank indebtedness. As at December 31, 2005, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. The carrying value of accounts receivable reflects Management's assessment of the associated credit risks. The
        Fund is further exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

        In addition, the Fund has outstanding convertible debenture obligations that are financial liabilities. The convertible debentures have different fixed terms and interest rates (see note 7)
        resulting in fair values that will vary over time as market conditions change. As at December 31, 2005, the estimated fair value of the total outstanding convertible debenture obligation was
        $137.5 million.

    13. Management Fee and Performance Incentive Fee

        The Manager receives both a management fee and a performance incentive fee as compensation pursuant to a Management Agreement approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees are paid quarterly and $1.0 million was payable at December 31, 2005
        (December 31, 2004 - $0.7 million).

        The Manager of the Fund is also entitled to earn an annual performance incentive fee when the Fund's total annual return exceeds
        8%. The total annual return is calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management
        Agreement. The 2005 opening and closing Unit prices were $21.71 and
        $22.19, respectively (2004 opening and closing Unit prices were
        $17.83 and $21.71, respectively). Cash distributions for the year amounted to $3.12 per Trust Unit (2004 cash distributions were
        $2.82 per Trust Unit). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization
        (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The performance incentive fee payable at year end for 2005 was $10.5 million (2004 - $21.6 million). The
        Management Agreement provides an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager exercised the option and on January 20, 2006, the Fund issued
        475,263 Advantage Trust Units at the closing Unit price of $22.19 to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities nor is there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees are shared amongst all management and employees.

    14. Lease Commitments

        Advantage has lease commitments relating to office buildings. The estimated annual minimum operating lease rental payments for the buildings, after deducting sublease income, are as follows:

        2006                                $    1,430
        2007                                     1,397
        2008                                       572
        -----------------------------------------------
                                            $    3,399
        -----------------------------------------------

    15. Reconciliation of Financial Statements to United States Generally
        Accepted Accounting Principles

        The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in Canada
        ("Canadian GAAP"). Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States ("US
        GAAP"). Any differences in accounting principles between Canadian
        GAAP and US GAAP, as they apply to Advantage, are not material, except as described below. All adjustments are measurement differences only and disclosure items are not noted.

    (a) Unit-based compensation

        Effective January 1, 2003, the Fund prospectively adopted amendments to CICA 3870 "Stock-based Compensation and Other Stock-based
        Payments". Under this amended standard, the Fund must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. Under US GAAP, the Fund similarly adopted SFAS 123 "Accounting for Stock-Based Compensation" and
        applied prospective transitional provisions of SFAS 148 relative to grants after January 1, 2003. As a result, both Canadian GAAP and US
        GAAP are substantially similar with regards to accounting for such stock-based compensation arrangements and there are no accounting differences for grants after January 1, 2003.

        For grants prior to January 1, 2003, no compensation cost was recognized at the grant date given that the options were issued at market value. As options are subsequently exercised under the unit-based compensation plan, the consideration received is recorded as unitholders' capital. However, the Fund does calculate
        compensation expense based on the intrinsic value of the rights which is disclosed in the notes to the consolidated financial statements along with the associated impact on net income and net income per
        Trust Unit. Intrinsic value is calculated as the difference between the quoted market price and the exercise price. Under US GAAP, as the
        Trust Units Rights Incentive Plan is a variable compensation plan, grants prior to January 1, 2003 continue to be accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, whereby compensation expense is actually recorded each period-end using the intrinsic value methodology. This different accounting treatment has resulted in additional unit-based compensation expense for the Fund related to options granted during 2002.

        (b) Convertible debentures

        The Fund applies CICA 3860 "Financial Instruments - Presentation and
        Disclosure" in accounting for convertible debentures which results in their classification as long-term liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of
        Income.

        Under US GAAP, the entire convertible debenture balance would be shown as a long-term liability. The embedded conversion feature would not be accounted for separately as a component of equity.
        Additionally, under US GAAP, issuance costs are generally shown as a deferred charge rather than netted from the convertible debenture balance. As a result of these US GAAP differences, the convertible debenture balance in long-term liabilities represents the actual maturity value of the outstanding debentures. Issuance costs are shown separately as a deferred charge and are amortized to interest expense over the term of the debenture. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction. Interest and accretion on convertible debentures represents interest expense on the convertible debentures and amortization of the associated deferred issuance costs.

        (c) Depletion and depreciation

        For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

        US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant prices and costs. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices and costs as compared to forecast prices and costs will impact proved reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future ceiling test calculations.

        (d) Ceiling test

        Under Canadian GAAP, petroleum and natural gas assets are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the "ceiling test"). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre.
        When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes,
        Advantage has not recognized an impairment loss since inception.

        Under US GAAP, the carrying amounts of petroleum and natural gas assets, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proved reserves (at current prices and costs as of the balance sheet date) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss.
        Under US GAAP, Advantage recognized an impairment loss of
        $49.5 million in 2001, $28.3 million net of tax. The impairment loss decreased net book value of property and equipment which reduced depletion and depreciation expense subsequently recorded as well as future ceiling test calculations.

        (e) Future income tax

        The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2005 and 2004. The differences between Canadian GAAP and US GAAP relate to future income tax impact on GAAP differences for depletion and depreciation, and impairments from ceiling test calculations.

        (f) Non-controlling interest

        The Fund owns a significant majority of AOG and consolidates the entire entity. As a result, non-controlling interest expense is presented which represents the residual ownership interests.
        Accounting standards for the determination of non-controlling interest under Canadian GAAP is substantially similar as compared to
        US GAAP. The differences between Canadian GAAP and US GAAP non-controlling interest expense relates entirely to the
        non-controlling interests share of all other GAAP difference that have impacted net income.

        (g) Unitholders' equity

        Unitholders' equity of Advantage consists primarily of Trust Units.
        The Trust Units are redeemable at any time on demand by the holders, which is required for the Fund to retain its Canadian mutual fund trust status. The holders are entitled to receive a price per Trust
        Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units are quoted for trading, during the 10 trading-day period commencing immediately after the date on which the
        Trust Units are surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of unitholders' equity.

        Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust
        Units. The same accounting treatment would be applicable to the
        Exchangeable Shares. Changes in the redemption value from
        year-to-year are charged to deficit. All components of unitholders'
        equity related to Trust Units and Exchangeable Shares are eliminated.
        When calculating net income per Trust Unit, increases in the redemption value during a period results in a reduction of net income available to Unitholders while decreases in the redemption value increases net income available to Unitholders. For the years ended
        December 31, 2005 and 2004, net income available to Unitholders was increased by $3.7 million and reduced by $104.4 million corresponding to changes in the Trust Units redemption value for the respective periods.

        (h) Comprehensive income

        US GAAP requires the presentation of net income and comprehensive income. Comprehensive income includes net income plus other comprehensive income items as specifically identified by US GAAP. The
        Fund currently has no financial items that qualify as other comprehensive income, and therefore, net income and comprehensive income are equivalent.

        (i) Statements of cash flow

        The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.

        (j) Recent US Accounting Pronouncements Issued But Not Implemented

        SFAS 123R Share-Based Payment: SFAS 123R was issued December 2004 as a revision to SFAS 123. This statement establishes accounting standards for transactions in which an entity exchanges equity instruments for goods or services. The standard also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The implementation effective date for this standard is as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Fund has not yet assessed the full impact, if any, of this standard on the consolidated financial statements.

        SFAS 153 Exchanges of Nonmonetary Assets: This statement amends APB
        Opinion No. 29, Accounting for Nonmonetary Transactions. APB Opinion
        No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that basic principle. This statement eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The implementation effective date for this standard is for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Fund does not expect this statement to have a material impact on the consolidated financial statements.

        SFAS 154 Accounting Changes and Error Corrections: This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.
        When a pronouncement includes specific transition provisions, those provisions should be followed. This statement replaces prior accounting standards that required most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle (with certain exceptions) as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity.
        When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The implementation effective date for this standard is for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The impact of this standard on the consolidated financial statements will be dependent on the nature and extent of subsequent new and revised accounting pronouncements.

        The application of US GAAP would have the following effect on net income as reported:

        Consolidated Statements of Income            Year ended   Year ended
        (thousands of Canadian dollars,             December 31, December 31,
         except for per Unit amounts)                    2005         2004
        ---------------------------------------------------------------------
                                                                  (restated
                                                                   - note 2)

        Net income - Canadian GAAP, as reported     $    75,072  $    24,038
        US GAAP Adjustments:
          Unit-based compensation - note 15(a)             (301)        (641)
          Interest and accretion on convertible
           debentures - note 15(b)                        1,095          863
          Depletion, depreciation and accretion -
           notes 15(c) and (d)                            9,886        9,691
          Future income tax reduction - note 15(e)       (3,652)      (3,460)
          Non-controlling interest - note 15(f)             (22)           -
        ---------------------------------------------------------------------
        Net income and comprehensive income -
         US GAAP                                    $    82,078  $    30,491
        ---------------------------------------------------------------------
        Net income per Trust Unit before
         change in redemption value of
         Trust Units - US GAAP:
          Basic                                     $      1.45  $      0.74
          Diluted                                   $      1.44  $      0.74
        Net income per Trust Unit - US GAAP:
          Basic                                     $      1.52  $     (1.80)
          Diluted                                   $      1.51  $     (1.80)
        ---------------------------------------------------------------------

        The application of US GAAP would have the following effect on the balance sheets as reported:

                                        December 31,          December 31,
                                           2005                  2004
        Consolidated Balance Sheets    -------------         -------------
        (thousands of Canadian      Canadian      US      Canadian      US
         dollars)                     GAAP       GAAP       GAAP       GAAP
        ---------------------------------------------------------------------
        Assets
          Deferred charge -
           note 15(b)             $       -  $   4,368  $       -  $   5,848
          Property and equipment,
           net - notes 15(c)
           and (d)                  907,795    888,936    937,046    908,301

        Liabilities and
         Unitholders' Equity
          Convertible debentures -
           note 15(b)             $ 126,081  $ 135,111  $ 136,433  $ 148,450
          Future income taxes -
           note 15(e)                99,026     92,613    112,266    102,201
          Temporary equity -
           note 15(g)                     -  1,067,204          -    933,539
          Deficit - note 15(g)            -   (665,627)         -   (574,060)
          Unitholders' capital -
           notes 15 (a) and (g)     681,574          -    515,544          -
          Exchangeable shares -
           note 15(g)                 2,369          -     30,842          -
          Convertible debentures
           equity component           6,159          -      6,674          -
           - note 15(b)
          Contributed surplus -
           note 15(a)                 1,036      2,779      1,036      2,478
          Accumulated income -
           note 15(g)               177,709          -    102,637          -
          Accumulated cash
           distributions -
           note 15(g)              (447,383)         -   (270,017)         -

    >>

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta,
T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 02:53e 09-MAR-06